

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

July 8, 2008

Mr. Edward C. Hall
Chief Financial Officer
Jmar Technologies, Inc.
10905 Technology Place
San Diego, CA 92127

      RE: **Jmar Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed April 2, 2008
File No. 1-10515**

Dear Mr. Hall:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   Angela J. Crane
                   Accounting Branch Chief